SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                    FORM 12b-25

Commission File Number         0-24742

                            NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [] Form 11-K  [] Form 20-F  [X] Form 10-
Q  [] Form N-SAR
For Period Ending: September 30, 1996
[] Transition Report on Form 10-K        [] Transition Report on Form 10-Q
[] Transition Report on Form 20-F        [] Transition Report on Form N-SAR
[] Transition Report on Form 11-K

     Read the attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          Part I.  Registrant Information

Full name of registrant: U.S. Wireless Corporation
Former name if applicable: American Toys,Inc.

2694 Bishop Drive
Address of principal executive office (Street and number)

San Ramon, California 94583
City, State and Zip Code

                         Part II.  Rule 12b-25(b) and (c)
        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                               Part III.  Narrative
        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

        SEE APPENDIX A ATTACHED HERETO

                            Part IV.  Other Information

        (1) Name and telephone number of person to contact in regard to this notification

David S. Klarman, Esq.                   (510) 830-8801
(name)                                   (telephone)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,identify report(s).
[X] Yes    [] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes    [] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. Wireless Corporation
(Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 1996                     By  /s/ Dr. Oliver Hilsenrath
                                           Dr. Oliver Hilsenrath, President

                Instruction.     The form may be signed by an
        executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                               GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

         APPENDIX A

         The Company changed its principal auditors during this period and is in the process of having its new auditors review its prior statements in order to provide comparison information, which is in the process of completion. In addition, the Company has spun-off one of its subsidiaries and has acquired 2two others during this time period and has had delays in compiling the information from such companies.

         APPENDIX B

         It is currently anticipated that the results of operations for the three and six month periods ended September 30, 1996 will reflect an overall level of activity due to (i) the spin-off of the Company's shares of Play
Co. Toys & Entertainment Corp. ("Playco") which occurred as of August 15,
1996 and resulted in only a partial period of activity as compared to the prior year, and (ii) the decrease sales volume of Playco. It is expected that the net loss from operations resulting from Playco's sales will be lower for the three and six month periods ended September 30, 1996 as compared to the same periods of the prior year.

         Due to acquisitions of majority interests of two development stage companies, effective July 31, 1996, and the related accounting issues regarding the recording of certain transactions, the Company may be required to record adjustments to the book value of the m4inority interest in these two entities. The effect of such accounting is in the process of being determined.